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                                                              Rule 424(b)(3)
                                                              File No. 333-42390


                                   PROSPECTUS

                         HYPERTENSION DIAGNOSTICS, INC.

                        1,568,175 SHARES OF COMMON STOCK

         The shareholders of Hypertension Diagnostics, Inc. listed below (the "Selling Shareholders") are entitled to and may offer and sell up to 1,568,175 shares of common stock (the "Shares") under this prospectus. We will not receive any of the proceeds from the sale of the securities by the Selling Shareholders.

         The Shares covered by this prospectus have been issued to, or are issuable to, the Selling Shareholders under the terms of our stock options for issuance of common stock, which we granted to the Selling Shareholders in private transactions, and our warrants to purchase common stock, which we issued to the Selling Shareholders in connection with private placements and our initial public offering. The Selling Shareholders will receive the Shares covered by this prospectus if, and when, they voluntarily exercise their option agreements and warrants to purchase Shares.

         The Selling Shareholders may offer their Shares at prevailing market prices in public transactions on The Nasdaq SmallCap Market, or in privately negotiated transactions. No period of time has been fixed within which the Shares may be offered or sold.

         The price of our common stock in this offering may not reflect the market price of our common stock after the offering.

         Our common stock is quoted on The Nasdaq SmallCap Market under the symbol "HDII." On August 23, 2000, the last reported sales price of our common stock on The Nasdaq SmallCap Market was $7.94.

         FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN OUR COMMON STOCK, PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

         The Selling Shareholders may from time to time sell all or a portion of the securities offered by this prospectus in transactions on The Nasdaq SmallCap Market at market prices at the time of sale, or otherwise as described in this prospectus. The Selling Shareholders may effect these transactions by selling the securities directly to purchasers or through dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the securities for whom they may act as agents. See "Plan of Distribution."

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS AS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                        --------------------------------


                    THIS PROSPECTUS IS DATED AUGUST 28, 2000




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                                TABLE OF CONTENTS
                                                                           Page
                                                                           ----

         About this Prospectus...........................................    1
         Where You Can Find More Information
             and Incorporation by Reference..............................    1
         Summary ........................................................    3
         Risk Factors....................................................    6
         The Company.....................................................   17
         Use of Proceeds.................................................   33
         Selling  Shareholders...........................................   33
         Plan of Distribution............................................   36
         Related Party Transactions......................................   37
         Subsequent Events...............................................   37
         Legal Opinions..................................................   37
         Experts  .......................................................   37
         Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities...............   38


                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement on Form S-3, including amendments, accompanying exhibits and schedules, which we have filed with the Securities and Exchange Commission under the Securities Act of 1933, relating to the shares offered by this prospectus. The registration statement contains additional information about us and the securities offered under this prospectus and can be read at the Commission's web site or at the Commission's offices mentioned under the heading "Where You Can Find More Information."


                       WHERE YOU CAN FIND MORE INFORMATION
                         AND INCORPORATION BY REFERENCE

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings, including the registration statement to which this prospectus relates, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

         We "incorporate by reference" into this prospectus the information we file with the SEC, under File No. 0-24635, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below, and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that we sell all the securities

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offered by this prospectus:

         -        Annual Report on Form 10-KSB for the year ended June 30, 1999;

         - Quarterly Reports on Form 10-QSB for the quarters ended September 30, 1999, December 31, 1999 and March 31, 2000;

         - Current Report on Form 8-K filed with the SEC to report the resignation, effective April 21, 2000, of Dennis L. Sellke as a director of the company;

         - Definitive notice and proxy statement for our annual meeting of shareholders held on November 30, 1999; and

         - The description of our common stock in our Form 8-A12G registration statement filed on July 16, 1998, which incorporated the material under "Description of Capital Stock" in our registration statement on Form SB-2, as originally filed on May 19, 1998 (Registration No. 333-53025) and subsequently amended, including any amendment or report filed for the purpose of updating the description.

         You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

                  Hypertension Diagnostics, Inc.
                  Attn: James S. Murphy, Chief Financial Officer
                  2915 Waters Road, Suite 108
                  Eagan, Minnesota 55121-1562
                  Telephone:  (651) 687-9999

You may also contact us via our web site at http://www.hdi-pulsewave.com.

         Our common stock is quoted on The Nasdaq SmallCap Market, and some of our reports, proxy materials and other information may also be available for inspection at the offices of Nasdaq at 1735 K Street N.W., Washington, D.C. 20006.

         You should rely only on the information included or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. We may only sell these securities if we provide this prospectus to prospective purchasers. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the dates on the front of this document. Information on our web site is not a part of this prospectus.


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


                                     SUMMARY


         Because this is a summary, it does not contain all of the information that may be important to you. Please read the entire prospectus and carefully consider among other things the more detailed information appearing elsewhere in this prospectus and in documents incorporated in this prospectus by reference, before you decide to invest in our company.

THE BUSINESS

         We are engaged in the design, development, assembly and marketing of a proprietary medical device that we believe will non-invasively detect subtle changes in the elasticity of large and small arteries. Vascular compliance or elasticity has been studied for many years and clinical investigations suggest that a lack of arterial elasticity may be an early indicator of underlying vascular disease. We have already developed two versions of our CardioVascular Profiling System and have a third in development (the "Product"):

         - The HDI/PulseWave(TM)CR-2000 Research CardioVascular Profiling System is intended "for research purposes only" in the United States (that is, it is not for screening, diagnosing, monitoring or determining treatment of patients). We believe the CR-2000 Research System does not require United States Food and Drug Administration (the "FDA") clearance to market and it is currently being marketed. We have obtained a CE Mark certification (that is, CE 0123), indicating that the CR-2000 Research System has met the Medical Device Directive requirements, complies with applicable safety standards and is approved for sale throughout the European Union.

         - The CVProfilor(TM)DO-2020 CardioVascular Profiling System is intended for use by primary care physicians and other health care professionals for screening patients with underlying vascular disease. It is subject to FDA regulation and must be cleared by the FDA before we can market it in the United States. We have forwarded a 510(k) Premarket Notification submission to the FDA for review, and if it is accepted, we will then be able to market the CVProfilor(TM)DO-2020 System in the United States. We anticipate that the CVProfilor(TM)DO-2020 System will eventually generate the majority of our revenues.

         - The CVProfilor(TM)MD-3000 CardioVascular Profiling System (formerly the Model DO-2020i) will provide physicians outside the United States with certain clinically beneficial cardiovascular parameters. We believe these parameters will provide information useful in screening and diagnosing individuals who may be at risk for future cardiovascular disease and in monitoring the effectiveness of treatment of patients with previously diagnosed cardiovascular disease. We are pursuing additional registrations and approvals that will permit us to market the CVProfilor(TM)MD-3000 System in several foreign markets.

         Our company was incorporated in 1988 under the laws of the State of Minnesota. Our main office is located at 2915 Waters Road, Suite 108, Eagan, Minnesota 55121-1562. Our telephone number is (651) 687-9999 and our fax number is (651) 687-0485.


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



                                  THE OFFERING


Securities Offered. This prospectus relates to the offer and sale of up to 1,568,175 shares of our common stock (the "Shares") by some of our shareholders (the "Selling Shareholders"). The shares are issuable to the Selling Shareholders as follows:


         Common stock issuable upon exercise of options .........................................1,035,275 shares
         Common stock issued or issuable upon exercise of warrants, including common stock purchase warrants and
          Class A Redeemable Warrants to purchase common stock.....................................532,900 shares

         Securities Outstanding.  We have the following securities outstanding:
         Common Stock(1) ........................................................................5,180,197 shares
         Units(2)................................................................................2,587,500 units
         Warrants to purchase common stock(3).......................................................68,438 shares
         Warrants to purchase common stock(4).......................................................36,350 shares
         Warrants to purchase common stock(5).......................................................13,650 shares
         Warrant to purchase Units(6)..............................................................350,000 shares
         Class A Redeemable Warrants to purchase common stock (7)...............................2 ,587,500 shares
         Options to purchase common stock(8).....................................................1,035,275 shares

The Nasdaq SmallCap Market symbols:
         Common stock ....................................................................................HDII
         Class A Redeemable Warrants......................................................................HDIIW
         Units............................................................................................HDIIU


(1) Excludes up to 400,000 shares of common stock reserved for issuance under our 1995 stock option plan and 750,000 shares of common stock reserved for issuance under our 1998 stock option plan, of which options covering 381,500 shares and 293,980 shares, respectively, were outstanding as of June 30, 2000; also excludes up to 1,110,275 shares of common stock issuable under options granted outside of our stock option plans, all of which options were outstanding as of June 30, 2000. Includes 64,462 shares of common stock issued to one person who exercised an agent's warrant at an exercise price of $2.00 per share.

(2) Units, each consisting of one share of common stock and one Class A Redeemable Warrant.
(3) Each warrant entitles its holder to purchase one share of common stock, at an exercise price of $2.00 per share, at any time prior to October 30, 2000.
(4) Each warrant entitles its holder to purchase one share of common stock, at an exercise price of $4.95 per share, at any time prior to February 2004.
(5) Each warrant entitles its holder to purchase one share of common stock, at an exercise price of $4.95 per share, at any time prior to March 2004.
(6) Underwriter's warrant entitling the holder to purchase 175,000 units, each consisting of one share of common stock and one Class A Redeemable Warrant, at a purchase price of $4.95 per unit, at any time prior to July 22, 2003. The warrant component of the units is exercisable at a purchase price of $5.50 per share.
(7) Class A Redeemable Warrants, each entitling the holder to purchase one share of common stock, at a purchase price of $5.50 per share, subject to adjustment, at any time prior to July 22, 2002.


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

(8) These options entitled holders to purchase shares of common stock, at purchase prices ranging from $1.70 to $2.00 per share. These options are all exercisable as of the date of this prospectus and expire on various dates during the period October 30, 2005 through June 30, 2007.

         Use of Proceeds. We will not receive any proceeds from the sale of the common stock sold by the Selling Shareholders.

         Risk Factors. See "Risk Factors" for a discussion of some risks that you should consider when determining whether to invest in our company.













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                                  RISK FACTORS

     Purchasing shares of common stock of Hypertension Diagnostics, Inc. is risky. You should be able to bear the complete loss of your investment. If you are considering a purchase of our common stock offered by this prospectus, you should read the entire prospectus and consider carefully all the information contained in this prospectus and especially the following risk factors.


FORWARD-LOOKING STATEMENTS

     This prospectus, and our public documents to which we refer, contain forward-looking statements that involve risks and uncertainties. In addition, we may make forward-looking statements orally in the future by or on behalf of the company. When used in this prospectus, the words "believe," "expect," "will," "can," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements and to recognize that the statements are not predictions of actual future results. Actual results could differ materially from those anticipated in the forward-looking statements due to the risks and uncertainties set forth in our 1999 Annual Report on Form 10-KSB under the caption "Risk Factors," as well as others not now anticipated. These risks and uncertainties include, without limitation, our ability to receive regulatory approval for our CVProfilor(TM) DO-2020 System; the availability of third-party reimbursements; market acceptance of our products; the ability to operate and maintain the Central Data Management Facility ("CDMF") on a commercial scale; regulatory restrictions pertaining to data privacy issues in utilizing the CDMF; the ability to manufacture our products on a commercial scale and in compliance with regulatory requirements; the availability of integral components for our products; our ability to develop distribution channels; increased competition; changes in government regulation; health care reforms; exposure to potential product liability; and our ability to protect our proprietary technology. You should consider these risks, and carefully review the risk factors described in this prospectus, before you purchase shares of our common stock. We do not intend to update any forward-looking statements.

RISKS RELATED TO OUR BUSINESS

WE ARE A DEVELOPMENT STAGE COMPANY AND ARE NOT PRESENTLY GENERATING ANY SIGNIFICANT REVENUES. We cannot assure you that we will ever be able to generate significant revenues, attain or maintain profitable operations or successfully implement our business plan or current development opportunities. As of March 31, 2000, we had a deficit accumulated during the development stage of $(7,833,838), attributable primarily to research and development and general and administrative expenses. Until we are able to generate significant revenues from our activities, we expect to continue to incur operating losses.

     We plan to market three versions of our Product: the HDI/PulseWave(TM) CR-2000 Research CardioVascular Profiling System, the CVProfilor(TM) DO-2020 CardioVascular Profiling System and the CVProfilor(TM) MD-3000 CardioVascular Profiling System (previously referred to as the Model DO-2020i). We believe that the CR-2000 Research System, intended for research use only in the United States (that is, not for screening, diagnosing, monitoring or determining the treatment of patients), does not require FDA clearance to market, and marketing and distribution activities have commenced worldwide. The CVProfilor(TM) DO-2020 System, intended for use by physicians to screen patients for the presence of underlying vascular disease, is an FDA regulated medical device. We are unable to market the CVProfilor(TM) DO-2020 System in the United States until FDA clearance to market is obtained.


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


     The likelihood of our success must be considered in light of the expenses, difficulties and delays that development stage businesses like ours frequently encounter and the competitive environment in which we operate. Our profitability is dependent in large part on obtaining timely FDA clearance for our CVProfilor(TM) DO-2020 System, the availability of third-party reimbursement, gaining market acceptance of our Product, establishing distribution channels and developing the capacity to manufacture and sell our Product successfully. We cannot assure you that we will successfully meet all of these goals.

WE HAVE LIMITED FINANCIAL RESOURCES AND MAY NEED ADDITIONAL FINANCING TO CONTINUE OUR BUSINESS. Our ability to execute our business strategy depends to a significant degree on our ability to obtain substantial equity capital and other financing. Our business strategy requires a large capital outlay for equipment which we plan to place in physicians' offices without charge. Consequently, we must first build up and maintain an inventory of System components and equipment before we will know whether our business strategy will be successful. We anticipate that the proceeds from our initial public offering in 1998 will be sufficient to fund our operations through the next six to nine months. Although we expect that these proceeds will be sufficient to allow initial marketing of all versions of our Product, we can give no assurance that they will be sufficient. Any unforeseen contingencies, including, but not limited to, delays in FDA clearance of the CVProfilor(TM) DO-2020 System, unavailability of third party reimbursement, delayed or limited market acceptance, delays in establishment of distribution channels, shortage of System components or delays in manufacturing may impede our marketing efforts. We may be required to seek additional funds through another offering of our equity securities or by incurring indebtedness. We cannot assure you that any additional funds will be available on terms acceptable to us or our security holders, or at all, or that any future capital that is available will be raised on terms that are not dilutive to investors. Our business plan and financing needs are subject to change depending on, among other things, market conditions, business opportunities and cash flow from operations, if any.

FAILURE TO OBTAIN FDA CLEARANCE FOR OUR PRODUCT WILL AFFECT OUR BUSINESS. We believe that the HDI PulseWave(TM) CR-2000 Research System does not require either FDA clearance or approval before we begin marketing it to research institutions and medical research centers for research use only. However, the FDA could disagree with us and require that we submit a 510(k) Premarket Notification or Pre-Market Approval ("PMA") submission for the HDI/PulseWave(TM) CR-2000 Research System. In that event, it is possible that the FDA may not clear or approve the CR-2000 Research System, or may clear or approve it subject to significant limitations on the intended uses for which it is marketed. In contrast, our CVProfilor(TM) DO-2020 System is regulated by the FDA as a medical device and will require FDA clearance or approval prior to being marketed in the United States. We recently forwarded a new 510(k) Premarket Notification submission to the FDA for review. We have not yet received clearance from the FDA and we cannot market the CVProfilor(TM) DO-2020 System until we receive the same. However, the FDA may decide that one or more of our proposed claims or indications for use of the CVProfilor(TM) DO-2020 System cannot be cleared by means of the 510(k) process. In that event, the FDA might require that we seek approval for the device or the particular claims or indications by means of a PMA submission. This could substantially delay marketing the device or our use of the claims or indications for marketing purposes by several months or even years and it could be a prohibitively expensive endeavor for our company.

     Obtaining FDA clearance or approval can be a lengthy process and may require additional clinical testing, financial expenditures and other substantial resources. The timing of the clearance or approval process is unpredictable and we cannot assure you that our 510(k) submission for marketing the CVProfilor(TM) DO-2020 System will ultimately receive FDA clearance. Even if granted, the FDA clearance or approval may include significant limitations on the intended uses for which the CVProfilor(TM) DO-2020 System may be marketed. FDA enforcement policy strictly prohibits the


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promotion of cleared or approved medical devices for non-approved or "off-label"
uses. In addition, the FDA may withdraw product clearances if the CVProfilor(TM) DO-2020 System fails to comply with regulatory standards or we encounter unforeseen problems following initial marketing. Failure to receive necessary regulatory clearances or approvals or a lengthy approval process would have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT UPON THIRD-PARTY REIMBURSEMENT AND/OR DIRECT PATIENT PAYMENT FOR OUR REVENUES. Our financial performance will largely depend on the availability of reimbursement, if any, for the cost of medical products and services from government health administration authorities, private health coverage insurers and other payer organizations. No third-party payer has yet approved reimbursement for use of our CVProfilor(TM) DO-2020 System. Significant uncertainty exists as to the pricing, availability of distribution channels and reimbursement status of new medical products, and we cannot assure you that adequate third-party reimbursement will be available for the CVProfilor(TM) DO-2020 System. In foreign markets, pricing or profitability of health care products is subject to government control. Our inability to obtain third-party reimbursement and/or direct patient payment for the CVProfilor(TM) DO-2020 System would have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE HAVE A NEW PRODUCT, THE UNCERTAINTY OF MARKET ACCEPTANCE OF OUR PRODUCT OR MEDICAL APPLICATION OF THE TECHNOLOGY WILL AFFECT OUR BUSINESS. Our financial performance will depend in large part upon FDA clearance of the CVProfilor(TM) DO-2020 System. It will also largely depend upon the extent to which the respective versions of our Product are accepted by researchers (for the CR-2000 Research System) as being useful, and by physicians and other health care providers as being effective, reliable and safe for use in screening patients (regarding the DO-2020 System) and for use in screening, diagnosing and monitoring the treatment of patients with vascular disease (regarding the MD-3000 System.) If the CVProfilor(TM) DO-2020 System does not achieve market acceptance due to lack of appropriate third-party reimbursement, FDA clearance, acceptance of test data as reliable and beneficial, operational problems with the Central Data Management Facility or any other factors which prohibit acceptance by physicians, we will likely be required to cease operations. We are unable to predict how quickly or how broadly any versions of our Product will be accepted by the market, if at all, or if accepted, what the demand for them could be. Achieving market acceptance will require that we educate the marketplace about the anticipated benefits associated with the use of our Product and may also require us to obtain and disseminate additional data acceptable to the medical community as evidence of our Product's clinical benefits. Because our Product represents a new approach for evaluating vascular disease, there may be a greater reluctance to accept our Product than would occur with products utilizing more traditional technologies or methods of diagnosis. This may result in longer sales cycles and slower revenue growth than currently anticipated. We cannot assure you that we will be successful in educating the marketplace about our Product or that available data concerning these benefits will create a demand by the research or medical community for our Product. Furthermore, our Product will be substantially more expensive to operate than the traditional blood pressure testing instrument, the sphygmomanometer. We cannot assure you that physicians will utilize the CVProfilor(TM) DO-2020 System once installed, or that our services will be profitable to or become generally accepted by these physicians. In addition, our Product is premised on the medical assumption that a loss of arterial elasticity is an indicator for the early onset of vascular disease. While we believe, based on our clinical studies, that the loss of arterial elasticity is an indicator for the early onset of vascular disease, we cannot assure you that our claims will be accepted by the medical community.


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


BECAUSE WE LACK MANUFACTURING EXPERIENCE, WE MUST DEPEND UPON THIRD-PARTY SUB-ASSEMBLY MANUFACTURERS. To date, we have relied on independent contractors and consultants for component sub-assembly manufacturing of all versions of our Product. For our Product to be financially successful, it must be manufactured in accordance with strict regulatory requirements, in commercial quantities, at appropriate quality levels and at acceptable costs. To date, our Product has been manufactured in limited quantities and not on a commercial scale. As a result, we cannot assure you that we will not encounter difficulties in obtaining reliable and affordable contract sub-assembly manufacturing assistance and/or in scaling up our manufacturing capabilities. This may include problems involving production yields, per-unit manufacturing costs, quality control, component supply and shortages of qualified manufacturing personnel. In addition, we cannot assure you that we will not encounter problems relating to integration of components if changes are made in the configuration of the present Product versions. Any of these difficulties could result in our inability to satisfy any customer demand for our Product in a cost-effective manner and would likely have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE HAVE A SINGLE SOURCE SUPPLIER OF SENSOR AND OTHER COMPONENTS, FAILURE TO OBTAIN THIS SUPPLY COULD MATERIALLY AFFECT OUR BUSINESS. An integral component of our Product is our proprietary arterial pulse pressure or waveform sensor (the "Sensor"). We currently obtain this Sensor through a manufacturing services agreement with Apollo Research Corp., our sole supplier. The term of the manufacturing services agreement expires in 2008. We presently have no reason to believe that this relationship will be disrupted or terminated. However, either event could have a material adverse effect on our operations. If, in the future, we are unable to obtain sufficient quantities of the Sensor that meet our standards of reliability, accuracy and performance or were unable to develop alternative sources of the Sensor in a timely and cost effective manner, it would adversely affect our operations until new sources of the Sensor became available, if at all. In addition, while the Sensor utilized in prototypes and initial production units of our Product has performed reliably, we cannot assure you that reliable Sensors will be available continuously on a relatively large-scale commercial basis. If we are unable to obtain an adequate supply of Sensors or other components meeting our standards of reliability, accuracy and performance, we would be materially adversely affected. This may include delays due to the unavailability of our Product to sell, delays in obtaining FDA clearance of the CVProfilor(TM) DO-2020 System and the necessity of obtaining new patent applications.

WE OPERATE IN AN INTENSELY COMPETITIVE MARKET. Competition from medical devices that are used to screen, diagnose and monitor the treatment of patients with cardiovascular disease is intense and likely to increase. We compete with manufacturers of, for example, non-invasive blood pressure monitoring equipment and instruments, and may compete with manufacturers of other non-invasive devices. In addition, our Product will also compete with traditional blood pressure testing by means of a standard sphygmomanometer which is substantially less expensive than our Product. Many of our competitors and potential competitors have substantially greater capital resources, name recognition, research and development experience and more extensive regulatory, manufacturing and marketing capabilities than we do. Many of these competitors offer well-established, broad product lines and ancillary services that we do not offer. Some of our competitors have long-term or preferential supply arrangements with physicians and hospitals which may act as a barrier to market entry for our Product. In addition, other large health care companies or medical instrument firms may enter the non-invasive vascular product market in the future. Competing companies may succeed in developing products that are more efficacious or less costly than any that we may produce, and these companies also may be more successful than we are in producing and marketing their new or existing products. Competing companies may also introduce competitive pricing pressures that may adversely affect our sales levels and margins.


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As a result, we cannot assure you that we will be able to compete successfully with existing or new competitors.

OUR STRATEGIC SUCCESS IS DEPENDENT UPON A SINGLE UNITED STATES PRODUCT, AND THE CVPROFILOR(TM) DO-2020 SYSTEM PRICING STRUCTURE HAS NOT YET BEEN DETERMINED. Our financial success is dependent upon the marketing of the CR-2000 Research System and the CVProfilor(TM) DO-2020 System versions of the Product. We expect that the DO-2020 System will eventually generate the majority of our revenues. We cannot assure you that we will be able to successfully develop any additional products. In addition, we have not yet finalized the pricing structure for the DO-2020 System. While we intend to offer the DO-2020 System at terms that we believe will be competitive in the market, higher than expected manufacturing, marketing and distribution costs, lower than expected reimbursement levels or other competitive forces may require us to raise or lower our prices or alter our terms in a manner that could have a material and adverse effect on us.

WE LACK ESTABLISHED SALES AND DISTRIBUTION CHANNELS. We commenced marketing of the HDI/PulseWave(TM) CR-2000 Research System in April 1998 and currently have a limited sales force. We have not yet fully developed a distribution system for our Product. We cannot assure you that we will be able to develop an effective sales force with the requisite knowledge and skill to fully exploit the sales potential of our Product. We also cannot assure you that our sales force will be able to establish distribution channels to promote market acceptance of, and create demand for, our Product. Even if we enter into an agreement with distributors, we cannot assure you that the distributors will devote the resources necessary to provide effective sales and promotional support of our Product. Our ability to expand Product sales will largely depend on our ability to develop relationships with distributors who are willing to devote the resources necessary to provide effective sales and promotional support and to educate and train both a sales force and the medical community. We cannot assure you that we will be able to accomplish these objectives. We also cannot assure you that our financial condition will allow us to withstand long sales cycles for our CR-2000, DO-2020 or MD-3000 Systems.

IF WE DO NOT ADAPT TO RAPID TECHNOLOGICAL CHANGE, OUR BUSINESS WILL SUFFER. The medical device market is characterized by intensive development efforts and rapidly advancing technology. Our success will largely depend upon our ability to anticipate and keep pace with advancing technology and competitive innovations. We cannot assure you that we will be successful in identifying, developing and marketing new products or enhancing our existing Product. In addition, we cannot assure you that new products or alternative screening and diagnostic techniques will not be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our Product becoming obsolete before we recover a significant portion of our research, development and commercialization expenses.

WE ARE SUBJECT TO PRODUCT LIABILITY EXPOSURE AND HAVE LIMITED INSURANCE COVERAGE. We face an inherent business risk of exposure to product liability claims in the event that the use of our Product is alleged to have resulted in adverse effects. We have obtained a general liability insurance policy that covers potential product liability claims. We cannot assure you that liability claims will not be excluded from these policies, will not exceed the coverage limits of these policies, or that the insurance will continue to be available on commercially reasonable terms or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities or in excess of insured liabilities would have a material adverse effect on our business, financial condition and results of operations.

THE UNCERTAINTY OF HEALTH CARE REFORM MAY HAVE A MATERIAL IMPACT UPON OUR BUSINESS. The levels of revenue and profitability of medical device companies may be affected by the efforts of government and third party payers to contain or reduce the costs of health care through various means. In the United States there have been, and we expect that there will continue to be, a number of federal, state and private proposals to control health care costs. These proposals may contain measures intended to control public and private spending on health care as well as to provide universal public access to the health care system. If enacted, these proposals may result in a substantial restructuring of the health care delivery system. Significant changes in the nation's health care system are likely to have a substantial impact over time on the manner in which we conduct our business and could have a material adverse effect on our business, financial condition and results of operations.

FAILURE TO EFFECTIVELY MANAGE THE GROWTH OF OUR BUSINESS WOULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS. The execution of our business plan will likely place increasing demands on our existing management and operations. Our future growth and profitability will depend on our ability to successfully attract, train, motivate, manage and retain new employees and to continue to improve our operational, financial and management information systems. We cannot assure you that we will be able to effectively manage any expansion of our business. Our inability to effectively manage our growth could have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND UPON KEY PERSONNEL AND MUST HIRE AND RETAIN QUALIFIED PERSONNEL TO BE SUCCESSFUL. We are highly dependent on a limited number of key management and technical personnel, particularly our President, Greg H. Guettler and our Executive Vice President and Chief Technology Officer, Charles F. Chesney, D.V.M., Ph.D., R.A.C. We do not have key-person life insurance on Mr. Guettler or Dr. Chesney. Effective in December 1999, we entered into employment agreements with Dr. Chesney, Mr. Guettler and James S. Murphy, our Senior Vice President, Finance and Administration and Chief Financial Officer, which contain confidentiality obligations. Our future success will depend on our ability to attract and retain highly qualified personnel. We compete for qualified personnel with other companies, academic institutions, government entities and organizations. We cannot assure you that we will be successful in hiring or retaining qualified personnel. The loss of key personnel or an inability to hire or retain qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, OUR BUSINESS WILL SUFFER. Our success depends, in part, on our ability to maintain patent protection for our Product and processes, preserve our trade secrets and operate without infringing the property rights of third parties. We are the exclusive assignee for three issued United States patents and have obtained the exclusive rights to commercialize inventions (on a worldwide basis) described by four other United States patents and one European patent issued to the Regents of the University of Minnesota. These eight patents relate to our blood pressure waveform analysis procedures, our cardiovascular profiling technology, the non-invasive determination of cardiac output, and overall technology and operation of our Product. The license for each patent licensed from the University of Minnesota expires with the term of each patent (the most recently issued one is expected to expire during 2016). Patent applications regarding one or more of these United States issued patents are currently pending in Japan as well as in Germany, France and the United Kingdom. We have three patent applications that have been submitted regarding other aspects and components of our Product. Besides seeking patents, we intend to rely to the fullest extent possible on trade secrets, proprietary "know-how," and our ongoing endeavors involving product improvement and enhancement to protect our proprietary knowledge.

     The validity and breadth of claims coverage in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. We cannot assure you that our current patent and licenses will provide a competitive advantage, that the pending applications will result in patents being issued, or that our competitors will not design around any patents or licenses issued to us. In addition, we cannot assure you that our nondisclosure agreements and invention assignment agreements will protect our proprietary information and know-how or provide adequate remedies in the event of unauthorized use or disclosure of our information, or that others will not be able to develop this information independently. We cannot assure you that allegations of infringement of the proprietary rights of third parties will not be made, or that if made the allegations will not be sustained if litigated. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how we own, to defend us against claimed infringement of the rights of others or to determine the ownership, scope or validity of our proprietary rights and the rights of others. Any of these claims may require us to incur substantial litigation expenses and to divert substantial time and effort of management personnel. An adverse determination in litigation involving the proprietary rights of others could subject us to significant liabilities to third parties, could require us to seek licenses from third parties, and could prevent us from manufacturing, selling or using our Product. The occurrence of this litigation or the effect of an adverse determination in any of this type of litigation could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO THIS OFFERING

IF WE DO NOT ISSUE A CURRENT PROSPECTUS AND MEET STATE REGISTRATION REQUIREMENTS, OUR CLASS A REDEEMABLE WARRANT HOLDERS WILL NOT BE ABLE TO EXERCISE THEIR WARRANTS. IF WE REDEEM THE CLASS A REDEEMABLE WARRANTS, OUR WARRANT HOLDERS MAY BE DISADVANTAGED. Class A Redeemable Warrant holders will be able to exercise their Class A Redeemable Warrants only if a current prospectus relating to the shares of our common stock underlying the Class A Redeemable Warrants is then in effect and only if the shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Class A Redeemable Warrants reside.

     We have the right to redeem the Class A Redeemable Warrants at any time at $.01 per Class A Redeemable Warrant, on 30 days prior written notice, if the closing bid price of the our common stock exceeds $6.50 (subject to adjustment) for 14 consecutive trading days. The 30 days prior written notice must be sent within ten business days of the 14 consececutive trading day period. The 30 days prior written notice must be sent within ten business days of the 14 consecutive trading day period. If the Class A Redeemable Warrants are redeemed, Class A Redeemable Warrant holders will lose their right to exercise the Warrants except during a 30-day redemption period. Redemption of the Class A Redeemable Warrants could force the holders to exercise the Class A Redeemable Warrants at a time when it may be disadvantageous for the holders to do so or to sell the Class A Redeemable Warrants at the then market price or accept the redemption price, which likely would be substantially less than the market value of the Class A Redeemable Warrants at the time of redemption.

BENEFICIAL OWNERSHIP BY MANAGEMENT AND PROVISIONS IN OUR ARTICLES OF INCORPORATION MAY DELAY OR PREVENT CHANGES OF CONTROL OR IN MANAGEMENT. As of June 30, 2000, our officers and directors as a group beneficially owned 20.5% of our outstanding shares. Consequently, they are in a position to influence the outcome of shareholder votes, including the election of directors. In addition, our articles of incorporation provide that the board of directors will be divided into three classes, with each class to be elected in successive years for a term of three years. These factors and other provisions in our articles of incorporation could have the effect of delaying or preventing changes of control or in management.

ACTUAL OR PERCEIVED SALES OF A SIGNIFICANT NUMBER OF OUR SECURITIES IN THE PUBLIC MARKET COULD ADVERSELY AFFECT THE PRICE OF OUR SECURITIES. As of August 25, 2000, there were 5,180,197 shares of our common stock issued and outstanding. All outstanding shares are either freely tradable or eligible for sale under either Rule 144 or Rule 144K. We also have 1,785,755 shares of our common stock purchasable through the exercise of outstanding options, exercisable at per share exercise prices ranging from $1.70 to $7.06. In addition, there are 468,438 shares purchasable through the exercise of the outstanding private placement and underwriter warrants at exercise prices of $2.00 to $4.95 per warrant, and 2,587,500 shares purchasable through the exercise of Class A Redeemable Warrants at an exercise price of $5.50 per Warrant. We have registered all the shares of our common stock purchasable through our 1995 Long-Term Incentive and Stock Option Plan and our 1998 Stock Option Plan, 2,762,500 shares purchasable through the exercise of our Class A Redeemable Warrants, 118,438 shares purchasable through other issued warrants and 1,035,275 purchasable through exercise of stock options (649,257 of which shares are currently held in escrow until July 23, 2001 pursuant to Minnesota state securities laws and regulations, and may not be sold before their release without the approval of the State of Minnesota)(collectively, the "Convertible Securities"). At any time our common stock trades at prices in excess of the exercise price of the Convertible Securities it is possible that the holders of the Convertible Securities may exercise their conversion or purchase privileges. If any of these events occur, the number of shares of our outstanding common stock could increase substantially. This increase, in turn, could dilute future earnings per share, if any, and could depress the market value of our common stock.

IF WE FAIL TO MEET NASDAQ'S LISTING REQUIREMENTS, WE MAY BE DE-LISTED AND OUR SECURITIES MAY THEN BECOME ILLIQUID. Our common stock, Class A Redeemable Warrants and units are quoted on The Nasdaq SmallCap Market. If in the future we fail to satisfy the Nasdaq requirements to maintain our listing on Nasdaq, our securities will likely be quoted in the over-the-counter market in the so-called "pink sheets" or the OTC Bulletin Board. In addition, the securities would be subject to the rules promulgated under the Securities Exchange Act of 1934 relating to "penny stocks." These rules require brokers who sell securities that are subject to the rules and who sell to other than established customers and institutional accredited investors to complete required documentation, make suitability inquiries of investors and provide investors with information concerning the risks of trading in the security. Consequently, we believe an investor would find it more difficult to buy or sell our securities in the open market.

OUR FINANCIAL RESULTS AND THE MARKET PRICE OF OUR SECURITIES ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, WHICH MAY AFFECT THE PRICE OF OUR SECURITIES. Our quarterly results and the market price of our securities may be subject to significant fluctuations due to numerous factors, such as variations in our revenues, earnings and cash flow, the ability to meet market expectations, the status of the FDA clearance process, the availability of Product components, market acceptance, changes in price, terms or Product mix, changes in manufacturing costs or the introduction of new products by us or our competitors. Until we receive FDA clearance, our inability to market the CVProfilor(TM) DO-2020 System will adversely affect our financial results which may have an adverse effect on the market price of our securities. We cannot assure you that we will ever generate significant revenues or that our revenues or income will ever improve on a quarterly basis or that any improvements from quarter to quarter will be indicative of future performance. In addition, our expenses are based in part on expectations of future revenues. As a result, expenses may not match revenues on a quarterly basis, and a delay in future revenues would adversely affect our operating results. In addition, the stock markets have experienced price and volume fluctuations, resulting in change in the market prices of the stocks of many companies that may not have been directly related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our securities.

RISKS RELATED TO GOVERNMENT REGULATION AND LEGAL UNCERTAINTY

OUR BUSINESS IS SUBJECT TO STRICT GOVERNMENT REGULATION. Medical devices, including our CVProfilor(TM)

DO-2020 System, are subject to strict regulation by state and federal authorities, including the FDA and comparable authorities in certain states. Under the 1976 amendments to the Federal Food, Drug and Cosmetic Act (the "FDCA") and related regulations, manufacturers of medical devices are required to comply with very specific rules and regulations concerning the testing, manufacturing, packaging, labeling and marketing of medical devices. Failure to comply with the FDCA and any applicable regulatory requirements could result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.

DELAYS IN PRE-MARKET APPROVAL. Before a new medical device may be introduced into the United States market, the manufacturer generally must obtain prior authorization from the FDA. This authorization is based on a review by the FDA of the medical device's safety and effectiveness for its intended uses. Medical devices may be authorized by the FDA for marketing in the United States either pursuant to a 510(k) Pre-Market Notification ("510(k)") submission or a PMA ("Premarket Approval") submission. The process of obtaining clearances or approvals from the FDA and other applicable regulatory authorities can be expensive, uncertain and time consuming, frequently requiring several years from the commencement of clinical trials or submission of data to regulatory acceptance.

     A 510(k) submission requires an applicant to show that a medical device is "substantially equivalent" in terms of safety and effectiveness to a predicate product marketed prior to 1976 or to a medical device already cleared by the FDA for marketing in the United States. In practice, clearance of products often takes substantially longer than the statutory 510(k) application review period of 90 days. On the other hand, a PMA submission consists of information provided to the FDA sufficient to establish independently that a medical device is safe and effective for its intended use. By statute, the FDA is required to respond to a PMA submission within 180 days from the date of its submission. However, the approval process usually takes substantially longer, often as long as several years.

LIMITATIONS ON APPROVALS. FDA clearances and approvals, if granted, may include significant limitations on the intended uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of cleared or approved medical devices for nonapproved or "off-label" uses. In addition, product clearances or approvals may be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

     Marketing of the CVProfilor(TM) DO-2020 System in the United States will require clearance or approval by the FDA. We have already forwarded a 510(k) Premarket Notification submission to the FDA. However, the FDA may decide that one or more of the proposed claims or indications for use of the CVProfilor(TM) DO-2020 System cannot be cleared by means of the 510(k) process. In that case, the FDA might require that we seek approval for the device or particular claims or indications by means of a PMA application which could substantially delay using those claims or indications or marketing the DO-2020 System. We cannot assure you that the FDA will clear or approve the CVProfilor(TM) DO-2020 System.

     The HDI/PulseWave(TM) CR-2000 Research System is intended for use in research markets and therefore we believe it does not require FDA clearance. The FDA could disagree with our interpretation of the regulations and require a 510(k) submission or PMA submission which, if pursued, may not be cleared or approved or, if so approved, may contain significant limitations on the intended uses for which the product is marketed.

         UNITED STATES AND FOREIGN REGULATORY REQUIREMENTS. Sales of medical devices outside of the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain clearance by a foreign country may be longer or shorter than that required for FDA clearance, and the requirements may differ. Export sales of certain devices that have not received FDA marketing clearance generally are subject to both FDA export permit requirements and, in some cases, general United States export regulations. In order to obtain an FDA export permit, we may be required to provide the FDA with documentation from the medical device regulatory authority of the country in which the purchaser is located. We cannot assure you that foreign regulatory clearances or approvals will be granted on a timely basis, if ever, or that we will not be required to incur significant costs in obtaining or maintaining our foreign regulatory clearance or approvals.

REGULATIONS EXTENDING TO OUR CONTRACTORS AND CUSTOMERS. Our company and the design and manufacturing organizations with whom we contract are subject to regulation by the FDA relating to the design and manufacture of the CVProfilor(TM) DO-2020 System. This regulation includes, but is not limited to, required compliance with the FDA's Quality System Regulation ("QSR") and equivalent state and foreign regulations. Our failure, or the failure of any of these organizations, to comply with FDA regulations may subject one or more of us, or the medical device designed and produced for and by us, to regulatory action. A regulatory action could threaten or cut off our source of supply or cause the FDA to order the removal of the DO-2020 System from the market. While we believe we could locate and qualify other sources to design or manufacture our products, supply interruptions in the meantime would have a materially adverse effect on our business, financial condition and results of operations.

     In addition to the regulations directly pertaining to us and our products, many of our potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of our customers could have a material adverse effect on our business, financial condition and results of operations.

FUTURE REGULATORY REQUIREMENTS. Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and diagnostic devices are subject to future change. We cannot predict what material impact, if any, these changes might have on our business. Future changes in regulations or enforcement policies could impose more stringent requirements on us, compliance with which could adversely affect our business. These changes may relax some requirements, which could prove beneficial to our competitors and thus adversely affect our business. In addition, regulations of the FDA and state and foreign laws and regulations depend heavily on administrative interpretations. We cannot assure you that future interpretations made by the FDA, or other regulatory authorities, with possible retroactive effect, will not adversely affect our business, financial condition and results of operations.

     We cannot assure you that we will be able to obtain necessary regulatory clearances or approvals in the United States or internationally on a timely basis, if at all. Delays in the receipt of, or failure to receive, these clearances or approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

IF WE FAIL TO MEET FOREIGN REGULATORY REQUIREMENTS, WE WILL NOT BE ABLE TO COMPETE INTERNATIONALLY. As a part of our marketing strategy, we intend to pursue commercialization of our Product in international markets. Our Product will be subject to regulations that vary from country to country. The process of obtaining foreign regulatory approvals in certain countries can be lengthy and require the expenditure of substantial resources. Until FDA clearance or approval is obtained for the CVProfilor(TM) DO-2020 System, it also must comply with the export requirements of the FDCA before it can be exported. We cannot assure you that we will be able to meet FDCA requirements or obtain necessary foreign regulatory clearances or approvals for our Product on a timely basis or at all. The facilities and manner in which we operate and do business involve a specific quality system and approach which is presently ISO-9002, EM-46002 and ISO-13488 registered. Our Product has been extensively tested and is entitled to be UL Listed (that is, the DO-2020 System) or display the CE Mark (that is, CE 1023 for the CR-2000 Research System). The CR-2000 Research System conforms to European Council Directive (93/42/EEC) regarding Medical Devices. In order to achieve market acceptance for the CVProfilor(TM) MD-3000 System in Europe, we will need to seek and obtain the approval for its displaying the CE Mark. In Japan, approval to market our Product will require acceptance of a formal registration to the Ministry of Health and Welfare. Delays in receipt of or failure to receive foreign clearances or approvals, or failure to comply with existing or future regulatory requirements and quality system regulations, would have a material adverse effect on our business, financial condition and results of operations.

                                   THE COMPANY

GENERAL

     Hypertension Diagnostics, Inc. is engaged in the design, development, assembly and marketing of a proprietary medical device that it believes will non-invasively detect subtle changes in the elasticity of large and small arteries. Vascular compliance or elasticity has been researched for many years and clinical studies suggest that a lack of arterial elasticity is an early indicator of vascular disease. We plan to market three versions of our Product: the HDI/PulseWave(TM) CR-2000 Research CardioVascular Profiling System, the CVProfilor(TM) DO-2020 CardioVascular Profiling System and the CVProfilor(TM) MD-3000 CardioVascular Profiling System (previously referred to as the Model DO-2020i). The CR-2000 Research System is for research purposes only (that is, not for screening, diagnosing, monitoring or determining treatment of patients), and is currently being marketed. The CVProfilor(TM) DO-2020 System is for primary care physicians and other health care professionals, and will require FDA clearance to market in the United States. The CVProfilor(TM) MD-3000 System will provide physicians outside the United States with key cardiovascular parameters, which we believe will provide clinically beneficial information useful in screening and diagnosing individuals who may be at risk for future cardiovascular disease and in monitoring the effectiveness of treatment of individuals with previously diagnosed cardiovascular disease. We have forwarded a submission to the FDA to market the CVProfilor(TM) DO-2020 System. The CVProfilor(TM) MD-3000 System requires that we obtain a CE Mark in order for it to be marketed inside the European Union and will require regulatory approval to be marketed in Japan. We expect that the CVProfilor(TM) DO-2020 System will eventually generate the majority of our revenues.

BACKGROUND

 Vascular Disease

     Disease of the blood vessels (vascular disease) is the leading cause of death and a primary cause of heart attacks and strokes in the United States. Vascular disease can manifest itself in many ways, including: hypertension, coronary artery disease, peripheral artery disease, atherosclerosis, aneurysm, stroke, kidney failure and retinopathy. According to a Fall 1997 memo by the National Heart, Lung and Blood Institute, 58 million Americans have some form of cardiovascular disease and hypertension is the leading cardiovascular disease. Coronary artery disease affects 13.9 million Americans and is the nation's number one killer. Stroke is ranked number three. According to a 1997 release by the National Heart, Lung and Blood Institute, approximately 50 million Americans (about 28% of the adult population in the United States) have been diagnosed as suffering from hypertension, typically defined as blood pressure measuring greater than 140 millimeters of mercury ("mmHg") systolic pressure and/or greater than 90 mmHg diastolic pressure. Nearly 75% of these hypertensive individuals (or 37.5 million) are not properly treated for the condition and thus face significantly increased risk for heart and kidney disease and strokes. According to the Johns Hopkins White Papers on Hypertension (1998), an additional 30 million Americans are estimated to have "high-normal hypertension" (sometimes referred to as "borderline hypertension"), defined as a blood pressure reading at or slightly above 130/85 mmHg. These individuals are twice as likely to develop hypertension and they have a greater risk of cardiovascular events than people with lower blood pressure. In fact, high-normal hypertension is so common in the United States that the majority of cardiovascular events attributable to high blood pressure occur in people who demonstrate this condition.

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


     Hypertension can easily go undetected and has been called the "silent killer" because it usually produces no symptoms until after it seriously damages the heart, kidneys, brain or another vital organ. Elevated blood pressure indicates that the heart is working harder than normal, putting both the heart and the arteries under greater strain. Over time, these arteries become scarred, hardened and less elastic, accelerating the process of atherosclerosis and ateriosclerosis, and leaving one more susceptible to heart attacks, strokes, kidney failure and eye damage. According to the Archives of Internal Medicine (March 24, 1997), high blood pressure is of particular concern to older adults, because it increases with age, and therefore is present in more than half of Americans 60 years of age or older. The seriousness of this problem increases as the population grows older because individuals with sustained high blood pressure have an increased overall death rate from stroke, heart attack and kidney disease.

     Hypertension is a deadly disease that damages both large and small arteries, leading to pathological changes in the tissues or organs supplied by these damaged arteries, and accelerating the development of atherosclerosis (the formation of plaque and the accumulation of fatty deposits lining the walls of the artery which affect blood flow) in large blood vessels, and in the arteries supplying blood to the brain, heart, kidneys and legs. Atherosclerotic plaques can cause mini-strokes (transient ischemic attacks) due to diminished blood flow (ischemia) to parts of the brain; angina from partly obstructed coronary arteries; or pain in the leg muscles when walking, a result of poor blood supply to the legs (peripheral arterial disease). Blood clots, which tend to occur at the sites of atherosclerotic narrowing, can totally block a vessel and cause a stroke or heart attack.

     Atherosclerosis begins in the wall of the artery with an early abnormality in the lining of the arterial wall called the endothelium. The endothelium helps to maintain the flexibility or elasticity of the artery and normally inhibits the accumulation of lipid and cellular deposits into the wall of the artery. Abnormal function of the endothelium and the associated structural changes in the wall result in a loss of elasticity of the small arteries. Detection of this loss in elasticity can identify individuals with abnormal arterial structure and function long before plaque formation can cause morbid cardiovascular events (that is, heart attacks or strokes). Furthermore, demonstration of normal arterial structure and function might suggest that the individual does not have early atherosclerosis and may not need aggressive risk factor management.

     A number of risk factors for atherosclerosis have been identified, including elevated blood pressure, elevated cholesterol level, smoking, diabetes and family history of atherosclerosis. Clinical events associated with atherosclerosis, including heart attacks (that is, myocardial infarctions), strokes, angina (that is, myocardial ischemia or loss of oxygenation of the heart muscle), peripheral vascular ischemia (known as claudication) and renal failure are late manifestations of the disease as a result of plaque formation that decreases blood flow. The absence of a clinically applicable method to detect the presence of atherosclerosis prior to plaque obstruction of arterial lumens (that is, the inner space in the blood vessel through which blood flows) has led to widespread efforts to identify the risk factors in the entire population and to intervene on those who harbor these risk factors. The problem with this approach is two-fold: (a) patients without these risk factors will not be identified even though up to half of the atherosclerotic clinical events occur in individuals without any of the traditional risk factors; and (b) patients who have one or more risk factors may be subjected to intensive therapy even though they do not have the atherosclerotic process the therapy is designed to inhibit.

The Clinical Problem

     Cardiovascular specialists spend considerable effort on evaluating heart function, including the clinical use of electrocardiograms (ECGs), echocardiograms and stress tests, but have been unable to assess the functional and structural abnormality of the arteries prior to the late phase of arterial obstruction. Blood pressure measurement is a very insensitive, nonspecific and unreliable means of assessing the condition of the arteries. Traditionally, a patient's arterial blood pressure is obtained clinically by using a sphygmomanometer which involves a cuff placed on the patient's upper arm that is pressurized to occlude blood flow. As the cuff pressure is gradually reduced, sounds are generated in the artery below the cuff and these are identified by using a stethoscope placed over that artery. The initial occurrence of sound as the cuff is deflated reflects the "systolic blood pressure" or the highest pressure generated during the heart's contraction, and the pressure at which the sounds finally disappear is taken as the "diastolic blood pressure," or the lowest pressure reached before the next cardiac cycle.

     Although an elevated blood pressure is associated with a higher risk for cardiovascular events, the elevated blood pressure is not the disease but merely a crude marker for the likelihood of disease. Furthermore, blood pressure itself is highly variable from moment to moment and day to day in most individuals. Measurement of ambulatory blood pressure throughout the day provides a more accurate assessment of the actual pressure but it is a cumbersome and expensive technique and still does not demonstrate the disease in the blood vessels it is attempting to identify. Elevated cholesterol, especially an increase in the low-density lipoproteins/high-density lipoproteins ("LDL/HDL") ratio, also is associated with a higher risk for morbid cardiovascular events, but this measurement does not identify blood vessel disease directly. Instead, a high ratio identifies a factor that might accelerate blood vessel disease if it is present. Thus, the only methods in routine use by physicians today to identify individuals who need treatment are methods that are neither sensitive nor specific in detecting the blood vessel disease that leads to morbid cardiovascular events such as heart attacks and strokes.

The Company's Solution

     The traditional systolic-diastolic method for measuring blood pressure provides the physician with very limited clinical information about the patient's vascular health. In contrast, our Product evaluates a blood pressure waveform produced by the beating heart that we believe can be analyzed to provide an assessment of arterial elasticity. When the aortic valve closes after the heart has ejected its stroke volume of blood (that is, the blood ejected during each heart beat), the decay or decrease of blood pressure within the arteries prior to the next heart beat forms a pressure curve or waveform which is indicative of arterial elasticity. Subtle changes in arterial elasticity introduce changes in the arterial system that are reflected in the arterial blood pressure waveform. Such changes in the function and structure of the arterial wall precede the development of coronary artery disease, and the premature stiffening of the small arteries appears to be an early clinical marker for cardiovascular disease.

     Incorporating the physiological phenomena associated with blood pressure waveforms, Drs. Jay N. Cohn and Stanley M. Finkelstein, Professors at the University of Minnesota Medical School in Minneapolis, and two of our founders, developed a clinically useful procedure in the early 1980's for determining a measure of elasticity in both large and small arteries. The technique involved placing a catheter connected to a pressure transducer into a patient's artery in order to obtain a blood pressure waveform that could be analyzed using a modified Windkessel model (that is, a well-established mathematical model which describes the pressure changes during the diastolic phase of the cardiac cycle in the circulatory system.)

     This "blood pressure waveform" or "pulse contour analysis" method provided an independent assessment of the elasticity or flexibility of the large arteries which expand to briefly store blood ejected by the heart, and of the small and very small arteries (that is, the arterioles) which produce oscillations or reflections in response to the blood pressure waveform generated during each heart beat.

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     By assessing the elasticity of the arterial system, clinical investigators have been able to identify a reduction in arterial elasticity in patients without evidence of traditional risk factors, suggesting the early presence of underlying vascular disease. Furthermore, worldwide clinical research data has demonstrated that individuals with heart failure, coronary artery disease, hypertension and diabetes, typically exhibit a loss of arterial elasticity. These abnormal blood vessel changes often appear to precede overt signs of cardiovascular disease and the occurrence of a heart attack or stroke by many years. Clinical investigators have also demonstrated an age-related loss of elasticity of both the large and small arteries suggesting that premature stiffening of an individual's arteries is an apparent marker for the early onset of cardiovascular disease.

THE PRODUCT

     Although the aorta and large arteries can be visualized by various non-invasive techniques, such as radiology (or taking X-ray pictures), magnetic resonance imaging ("MRI"), computerized tomography ("CT") scans and ultrasonography, we believe there is currently no clinical way to evaluate the elasticity of the small and very small arteries which appear to be the first blood vessels to become altered in hypertension and other vascular diseases. For this reason, we sought an easy to use, non-invasive solution that could assess the status of these small blood vessels.

     Our Product incorporates a patented and proprietary instrument and procedures which painlessly and non-invasively collects 30 seconds of blood pressure waveform data, automatically analyzes this data by means of an embedded computer and generates a CardioVascular Profile Report. All versions of our Product consist of four primary components: (a) a non-invasive arterial pulse pressure or waveform sensor placed over the radial artery at the wrist; (b) an upper-arm blood pressure cuff connected to an oscillometric blood pressure module; (c) an enclosure which contains a computer, a touch-screen display and other electronics and software programs; and (d) an external printer.

Product Versions

     We currently have two versions of our Product and a third in development:

HDI/PulseWave(TM) CR-2000 Research CardioVascular Profiling System

     The CR-2000 Research System is for clinical research purposes only. It non-invasively collects blood pressure waveform data, performs a pulse contour analysis on the digitized data, and generates a Research CardioVascular Profile Report (some report parameters are displayed on the screen and the entire report is generated by an external printer). A standard computer output port is included to allow research investigators to send blood pressure waveform data and analyzed CardioVascular Profile Report results to computer systems within the researcher's facilities.

     The CR-2000 Research System is being marketed to medical directors and research investigators at pharmaceutical firms and academic and medical research centers on a worldwide basis. These organizations are in the business of conducting cardiovascular research and have an interest in a non-invasive means of gathering information from human research subjects.

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


 CVProfilor(TM) DO-2020 CardioVascular Profiling System

     Pending FDA clearance, physicians and health care providers will be able to use the CVProfilor(TM) DO-2020 System to measure blood pressure (systolic, diastolic and mean arterial pressure) and heart pulse rate. The DO-2020 System also calculates pulse pressure, body surface area and body mass index, and provides indications of arterial compliance. The indications of arterial compliance (or elasticity indices) can be used as an initial screening device to determine if patients have potential underlying vascular disease that might require more specific diagnostic evaluations. A brief medical history of the patient is recorded by the user and an internal modem transmits this history and the results of a profile test via a toll-free telephone line to our Central Data Management Facility (the "CDMF").

     Our CDMF is currently capable of handling 48 simultaneous physician transmissions from DO-2020 Systems in physicians' offices which are immediately integrated with our tracking, billing and production systems. Our CDMF is capable of storing cardiovascular profile information on hundreds of thousands of patients from different age groups and with different disease states. Although our CDMF has yet to be stress tested under maximum line load, we believe that it is fully operational. We expect to utilize the information transmitted to our CDMF from patients free of disease (and separated by age and gender), in order to establish a reference range of parameters which will be clinically beneficial to us and to physicians. We believe such a database may also prove helpful to physicians in terms of archiving patient profiles and trending individual patient profile results over time, enhancing the accuracy of ranges for CardioVascular Profile Report parameters, and providing continuity of CardioVascular Profile Report information for patients who may have been seen over a period of time by several physicians in different parts of the United States. Further, the receipt of a patient's profile results at our CDMF will trigger an accounting event for the purposes of invoicing physicians on a "pay-as-you-use" basis.

     We may explore the possibility of offering an Internet link to physicians (with security protection) via our web site, allowing physicians to make direct inquiries into the database regarding their patient records at some future date.

     Following FDA clearance, the CVProfilor(TM) DO-2020 System will initially be marketed to physicians specializing in internal medicine, general and family practitioners, cardiologists, nephrologists, cardiovascular specialists and other physicians in medical practices throughout the United States. Because the DO-2020 System provides indices of a patient's arterial elasticity, we believe that it could assist physicians in screening patients with underlying vascular disease with more reliability than other methods currently available. With the DO-2020 System, physicians could have a simple, painless and non-invasive procedure easily used in their offices and clinics in order to obtain clinical information on the vascular status of patients. We also believe that such information might be of assistance to physicians and other health care providers in support of their efforts to identify individual patients at risk for developing cardiovascular disease. We expect that the CVProfilor(TM) DO-2020 System will eventually generate the majority of our revenues derived from "per-test" or "per-patient" physician billings.

CVProfilor(TM) MD-3000 CardioVascular Profiling System

     An international version of our physician-use Product is currently in development and following the receipt of CE Mark certification, it will be marketed to cardiovascular specialists, internists, cardiologists and family and general practice physicians outside the United States.

     The Product, currently designated the CVProfilor(TM) MD-3000 System, is intended for use in screening, diagnosing and monitoring the treatment of patients with cardiovascular disease. It will provide physicians outside the United States with the ability to immediately print a CardioVascular Profile Report containing a patient-specific reference range for each parameter on the Report in their office. Due to fundamental differences in physician reimbursement, patient data transfer regulations and telephone communication technologies, this international CVProfilor(TM) MD-3000 System will be marketed to physicians as a capital purchase without transmitting to a Central Data Management Facility linkage.

     Products marketed in the European Union (EU) require a medical device CE Mark (conformance to Council Directive MDD 93/42/EEC) prior to importation into the EU and we anticipate obtaining a medical device CE Mark for the MD-3000 System. Other countries have similar requirements based on conformance to quality standards consistent with our ISO-9002, EN-46002, and ISO-13488 certifications.

CARDIOVASCULAR PROFILE REPORT

     The CardioVascular Profile Report currently generated by the CR-2000 Research System presents the following parameters: a 1.5 Second Blood Pressure Waveform Graph, Body Surface Area (BSA), Body Mass Index (BMI), Systolic Blood Pressure (mmHg), Diastolic Blood Pressure (mmHg), Mean Arterial Pressure (mmHg), Pulse Pressure (mmHg), Pulse Rate (beats/minute), Estimated Cardiac Ejection Time (milli-seconds), Estimated Stroke Volume (ml/beat), Estimated Stroke Volume Index (ml/beat/m2), Estimated Cardiac Output (Liters/minute), Estimated Cardiac Index (L/min/m2), Large Artery Elasticity Index (ml/mmHg x 10), Small Artery Elasticity Index (ml/mmHg x100), Systemic Vascular Resistance (dynesosecocm-5), and Total Vascular Impedance (dynesosecocm-5).

     Clinical research suggests that the arterial elasticity indices can be used to determine the clinical age of the body's arteries and that these values, when viewed in combination with a medical history, physical examination and/or other tests, may provide a meaningful picture of vascular health for patients 15 years of age and older. The large and small artery elasticity indices are of particular clinical importance in this assessment. These indices indicate the elasticity or flexibility of the patient's arteries, which may be beneficial in assessing vascular disease. These indices also provide valuable information to physicians in screening patients who may be at risk for underlying vascular disease and thereby have a potential for life-threatening cardiovascular events.

PUBLISHED CLINICAL RESEARCH UPDATE

     A number of references have been published in medical journals which utilize the basic methodology incorporated in our Product. Since June 1998, we have added these to the bibliography of published titles, abstracts and articles which relate to the general topic of arterial elasticity. These new references are listed here:

Duprez, D.A.; DeBuyzere, M.L.; Rietzschel, E.R.; Teas, Y.; Clement, D.L.; Morgan, D.; and Cohn, J.N. "Inverse Relationship between Aldosterone and Large Artery Compliance in Chronically Treated Heart Failure Patients." EUROPEAN HEART JOURNAL 19:1371-1376, 1998.

Bratteli, C.W.; Alinder, C.; Morgan, D.; McVeigh, G.; Finkelstein, S.; Cohn, J.N. "Determinants of Large and Small Artery Compliance." Presented at the International Society of Hypertension Conference, Amsterdam, June 1998.

DeBuyzere, M.; Van DeVeire, N.; Duprez, D.A.; Clement, D.L.; Morgan, D.; Finkelstein, S.; Chesney, C.; Cohn, J.N. "The Carotid Artery Intima-Media Thickness is related to the Distal Arterial Compliance but not to the Proximal Arterial Compliance in Borderline Hypertension." Presented at the International Society of Hypertension Conference, Amsterdam, June 1998.

Glasser, S.P.; Arnett, D.K.; McVeigh, G.E.; Finkelstein, S.M.; Bank, A.K.; Morgan, D.J.; and Cohn, J.N. "The Importance of Arterial Compliance in Cardiovascular Drug Therapy." JOURNAL of CLINICAL PHARMACOLOGY 38:202-212, 1998.

Bratteli, C.W.; Finkelstein, S.M.; Alinder, C.; Cohn, J.N. "Analysis of Aging Effects on the Arterial Pulse Contour Using an Artificial Neural Network." Accepted IEEE ENGINEERING in MEDICINE and BIOLOGY SOCIETY Conference, October 1998.

McVeigh, Gary E. "Evaluation of Arterial Compliance." Published in: Izzo, J.L. and Black, H.R., Eds. HYPERTENSION RIMER Publication by Council on High Blood Pressure Research, American Heart Association 1998, Chapter 114, pp. 327-329.

Bratteli, C.W.; Alinder, C.M.; Cohn, J.N. "Contrasting Arterial Compliance Effects of Enalapril and Amlodipine in Normotensive Elderly Subjects." AMERICAN JOURNAL of HYPERTENSION 12 (4, Part 2), Abstract No. B015, April 1999.

Duprez, D.; DeBuyzere, M.; DeBruyne, L.; Clement, D.L.; Cohn, J.N. "Small Artery Elasticity Index is Positively Related to Ankle/Brachial Index in Peripheral Arterial Occlusive Disease." AMERICAN JOURNAL of HYPERTENSION 12 (4, Part 2), Abstract No. B017, April 1999. JOURNAL of HYPERTENSION 17 (Suppl. 3): Poster No. P2.45, May 1999.

Duprez, D.; DeBuyzere, M.; Van De Viere, N.; Tuyttens, C.; Rottiers, R.; Clement, D.L.; Cohn, J.N. "Small Artery Elasticity Index but not Large Artery Elasticity Index is Related to the Disease Duration in Early Onset Insulin Dependent Diabetes Mellitus." AMERICAN JOURNAL of HYPERTENSION 12 (4, Part 2), Abstract No. B016, April 1999. JOURNAL of HYPERTENSION 17 (Suppl. 3): Abstract No. 95, May 1999. (Presented at the Ninth European Meeting on Hypertension and published in the Scientific Programme and Abstracts on Large Artery Structure and Function, Milan, Italy, June 1999). Noortgate, N. Van Den; Afschrift, M.; Achten, E.; Simoens, J.; DeBuyzere, M.; Duprez, D., Cohn, J.N. "Cerebral White Matter Lesions are Associated with Decreased Elasticity of Arteries in the Elderly." JOURNAL of HYPERTENSION 17: (Suppl. 3): Poster No. P2.31, May 1999.

Resnick, Lawrence M. "Pulse Wave Velocity and Other Markers of Arterial Wall
Stiffness: Methods and Clinical Relevance." (Presented at the Ninth European Meeting on Hypertension and published in the Scientific Programme and Abstracts on Large Artery Structure and Function, Milan, Italy, June 1999).

Resnick, L.M.; Chesney, C.F.; Lester, M.A. "Physiologic Correlates of Arterial Compliance in Essential Hypertension." (Published in the Ninth European Meeting on Hypertension, Scientific Programme and Abstracts on Large Artery Structure and Function, Milan, Italy, June 1999).

McVeigh, Gary E.; Bratteli, Christopher W.; Morgan, Dennis J.; Alinder, Cheryl M.; Glassner, Stephen P.; Finkelstein, Stanley M.; Cohn, Jay N. "Age-Related Abnormalities in Arterial Compliance Identified by Pressure Pulse Contour Analysis." HYPERTENSION 33:1392-1398, June 1999.

Resnick, L.M.; Lester, M.H.; Chesney, C.F. "Differential Effects of Antihypertensive Drug Therapy on Arterial Compliance." (Presented at the Fifteenth Scientific Meeting of the American Society of Hypertension and Published in AMERICAN JOURNAL of HYPERTENSION 13:(4, Part 2), pg. 20A, April
2000).

Gilani, M.: Alinder, C.; Kaiser, D.; Rajala, S.; Bank, A.J.; CDohn, J.N. "Differences in Large and Small Artery Response to Acute Inhibition of Nitric Oxide Synthase in Human Subjects." AMERICAN JOURNAL of HYPERTENSION, 13: (4,
Part 2), Abstract No. B003, April 2000.

Lane, K.V.; Prisant, M.E.; Prisant, L.M. "Noninvasive Vascular Compliance:
Short-Term Assessment of test Repeatability." AMERICAN JOURNAL of HYPERTENSION 13: (4, Part 2), Abstract No. B015, April 2000.

DeBacker, T.L.; DeBuyzere, M.L.; Duprez, D.A.; Clement, D.L.; Cohn, J.N. "Large Artery but Not Small Artery Elasticity Index is Increased in Athletic Sports Men Versus Control Subjects." AMERICAN JOURNAL of HYPERTENSION 13: (4, Part 2,), Abstract No. B022, April 2000.

Zimmerman, A.; VanAuker, M.D.; Zakari, A.; Strom, J.A.; Weber, M.A. "Loss of Oscillatory Arterial Compliance is Detectable in Young Patients by Radial Artery Pulse Contour Analysis." AMERICAN JOURNAL of HYPERTENSION 13: (4, Part 2), Abstract No. B026, April 2000.

Winer, N.; Mitri, O.; Saradih, H.; Shah, C. "Influence of Cardiovascular Risk Factors and Gender on Vascular Elascticity and Metabolic Parameters." AMERICAN HOURNAL of HYPERTENSION 13: (4, Part 2), Abstract No. B028, April 2000.

Kaiser, D.R.; Gilani, M.; Alinder, C.; Rajala, S.; Cohn, J.N. "Intravenous Infusion of L-Name Does Not Alter Brachial Artery Area or Compliance." AMERICAN JOURNAL of HYPERTENSION 13: (4, Part 2,), Abstract No. B029, April 2000.

Grey, E.; Bratteli, C.; Glasser, S.P.; Alinder, C.; Finkelstein, S.M.; Lindgren, B.; Cohn, J.N. "Small but Not Large Artery Compliance Predicts Cardiovascular Events." AMERICAN JOURNAL of HYPERTENSION 13: (4, Part 2), Abstract No. B059, April 2000.

MARKETING, SALES AND DISTRIBUTION

         Within the United States health care industry, which is estimated at approximately $1 trillion in annual sales by the United States Department of Health and Human Services (December 15, 1997), cardiovascular disease is expected to account for $326 billion (or 27%) in 1998, with approximately $28 billion of that spent on physician and other professional services, according to American Heart Association estimates. Although significant advances have been made in the prevention and treatment of heart attacks and strokes during the past couple of decades, these diseases remain among the leading causes of death in the United States and many other countries. Consider the following:

- According to the American Heart Association, cardiovascular disease is the leading cause of death in the United States accounting for more than one-half of all deaths (over one million) every year.

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


- More than one million Americans suffer heart attacks annually, and it is the first sign of cardiovascular disease in 20% to 40% of these patients. (Sources: 1997 Heart and Stroke Statistical Update, American Heart Association, 1996; Johns Hopkins Coronary Heart Disease).

- According to a 1997 release by the National Heart, Lung and Blood Institute, approximately 50 million adults (about 28% of the adult American population) are currently diagnosed with high blood pressure, with nearly 75% of those (or 37.5 million) not properly treated for the condition.

- According to the Johns Hopkins White Papers on Hypertension (1998), an additional 30 million American adults are estimated to have "high-normal or borderline hypertension."

-        Hypertension is present in more than 50% of Americans age 60 or older.
         (Source: Archives of Internal Medicine, Volume 157, Number 6, March 24,
         1997).

-        Stroke accounts for about one in every 15 deaths in the United States.
         (Sources: 1997 Health Care Almanac & Yearbook; 1997 Heart and Stroke Statistical Update, American Heart Association).

- According to a March 1997 survey by the Pharmaceutical Research and Manufacturers of America, research expenditures within the United States by all research-based pharmaceutical companies is estimated at $15 billion in 1997.

- Cardiovascular research and development is estimated to account for approximately $3.1 billion to $3.97 billion (or 16% to 21% of all United States research and development spending in 1997). (Source:
         Parexel's Pharmaceutical R&D Statistical Sourcebook, 1997).

- In 1998, more than 180 million adults in the seven major markets including the United States, France, Germany, Italy, Spain, United Kingdom and Japan, suffered from hypertension and the market for anti-hypertensive therapy is expected to reach $22 billion by the year 2008. (Source: Decision Resources, Inc., Hypertension Report, 1999).

         Because of the magnitude and impact cardiovascular disease has on the worldwide population, we believe that our Product offers a significant opportunity for providing a more accurate and effective means with which to screen patients for potential underlying vascular disease. Furthermore, cardiovascular disease is a major cause of death in the United States and nearly every other developed country throughout the world.

 The Research Market

         The HDI/PulseWave(TM) CR-2000 Research CardioVascular Profiling System is being marketed to medical directors and research investigators at pharmaceutical firms and academic centers on a worldwide basis, yielding 100% of our revenues to date. These research customers have expressed a keen interest in a non-invasive means of gathering information from human research subjects.

         According to the Tufts Center for the Study of Drug Development and a February 1993 report by the U.S. Congressional Office of Technology Assessment, it costs a company, on average, $359 million and about fifteen years to get one new drug from the laboratory bench to the pharmacist's shelf. According to the Pharmaceutical Research and Manufacturers of America, only five in 5,000 chemical

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compounds that enter pre- or non-clinical testing are ultimately subjected to human testing and only one in five of those is ultimately approved. We believe the CR-2000 Research System provides a new means for gathering information on additional variables during such research endeavors.

         The clinical research market is diverse, with pharmaceutical companies, the federal government and medical device manufacturers funding the vast majority of research. According to annual surveys by the Pharmaceutical Research and Manufacturers of America, pharmaceutical companies spent an estimated $13.6 billion and $15 billion on all research and development within the United States in 1996 and 1997, respectively. Of this amount, spending on clinical development in Phases I to IV of research was approximately $4.8 billion in 1996. In most cases, the direct costs of physician payments and the costs of additional medical care due to the trial are paid directly to the provider organization by the pharmaceutical study sponsor.

The Practicing Physician Market

         The CVProfilor(TM) DO-2020 CardioVascular Profiling System is intended to be used by physicians or trained medical personnel. Our focus will be on the practice of cardiovascular medicine within these facilities and, in particular, those health care professionals and providers who are directly involved in screening of patients for potential underlying vascular disease. Current American Medical Association estimates indicate there are approximately 650,000 to 700,000 active physicians in the United States, approximately 250,000 of which fall into the target market as potential users of the CVProfilor(TM) DO-2020 System:

     -    Approximately 120,000 internal medicine physicians
     -    Approximately 80,000 general and family practice physicians
     -    Approximately 30,000 medical sub-specialty physicians
     -    Approximately 20,000 cardiovascular disease specialists


     We have identified three markets for the CR-2000 Research System:

Pharmaceutical Companies. There are approximately 1,950 firms conducting clinical research trials in the United States alone. Nonetheless, according to Parexel's Pharmaceutical R&D Statistical Sourcebook (1997), a small number of pharmaceutical firms in the world accounted for the majority of all research and development spending. These pharmaceutical firms often seek new ways to gather additional information non-invasively on human subjects during clinical research trials.

Academic Centers. Hundreds of universities throughout the world conduct research under grants supplied by government agencies, disease management foundations and private sponsors. Universities with research centers conducting clinical trials in the areas of preventative cardiology, nephrology and epidemiology are a particular target market for the CR-2000 Research System. Many references in the peer reviewed medical literature illustrate the growing body of knowledge regarding arterial elasticity measurements and the implications of such measurements for the management of cardiovascular disease.

The U.S. Government. The National Institutes of Health and Veterans' Affairs Medical Centers, the Agency for Health Care Policy and Research and the Centers for Disease Control and Prevention often conduct large-scale research projects. These organizations represent a market opportunity for the CR-2000 Research System.

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         We anticipate that use of the CR-2000 Research System in research settings will not only provide information contributing to the advancement of significant cardiovascular research, but also will likely lead to the publication of favorable articles in respected medical journals that will promote a greater awareness of arterial elasticity and its correlation with cardiovascular disease.

MARKETING STRATEGY

         Our primary objective is to establish our Product as the standard for non-invasive patient vascular screening.

CR-2000 Research System

         We are currently using various methods to market the CR-2000 Research System including our website (www.hdi-pulsewave.com), direct mail, attendance at major medical conventions and the use of a limited sales force to market the CR-2000 Research System to pharmaceutical companies, academic centers and major cardiovascular research centers worldwide. Following geography-specific regulatory clearance, we anticipate using a core direct sales force to sell the CR-2000 Research System in the United States and to identify and manage independent medical distribution firms for marketing it internationally. We have established a United States sale price of $20,750 for the CR-2000 Research System. Higher than expected manufacturing, marketing or distribution costs or competitive pressures may, however, force us to raise or lower the price of the CR-2000 Research System, respectively.

CVProfilor(TM) DO-2020 System

         After we obtain FDA clearance to market the DO-2020 System in the United States, we intend to direct its sales and marketing efforts at physicians who screen patients for potential underlying vascular disease. We will seek to gain DO-2020 System acceptance by implementing a strategy that promotes its benefits directly to people who have, or are at risk for developing, cardiovascular disease, and to educate healthcare professionals, managed care decision makers and insurers as to the potential advantages involved in early detection of vascular disease. Our education and awareness strategy will also focus on the publication of additional research studies covering performance and utility of the DO-2020 System and attendance at major cardiovascular conventions.

         The introduction of the DO-2020 System will occur in two stages. The first will consist of a controlled introduction to key opinion leaders in the United States in order to allow us sufficient time to develop a strong referral base. Second, we will focus early marketing and education efforts on United States physicians who evaluate individuals at risk for developing vascular disease. In an effort to encourage rapid acceptance of the DO-2020 System, we anticipate offering it to physicians on a "per-patient" or "per-report" billing basis. Invoices for physician use of the DO-2020 System will be generated based on the number of CardioVascular Profile Reports that are transmitted to our Central Data Management Facility each month.

         We anticipate using a core direct sales force to call on key cardiovascular opinion leaders and to establish distribution arrangements with independent and/or contract sales representatives and medical companies with complementary distribution networks. Long term, we intend to promote the DO-2020 System to people at risk for developing cardiovascular disease through public relations materials, advertising and our Internet website (www.hdi-pulsewave.com).

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


 CVProfilor(TM)  MD-3000 System

         Following receipt of CE Mark certification for the MD-3000 System, we will utilize a network of independent international distributors to market it to cardiovascular specialists, cardiologists and family physicians for use in screening, diagnosing and monitoring the treatment of patients with cardiovascular disease within key international markets.

         Our primary focus will be on the creation of a distribution network covering the European Union, Japan and other parts of Asia. Secondary distribution efforts will focus on South America, Canada and the Pacific Rim. We anticipate signing a multi-year agreement with distributors to represent us in a specific territory - generally anticipated to be at least a single country. The MD-3000 System will be sold to distributors who will re-sell and service it in their territory. Our distributors have the right to set the selling price of the MD-3000 System within their territory.

         Distributor appointments will generally be based on the distributor's ability to manage the financial aspects of currency fluctuations, their demonstration of ethical conduct consistent with United States business practices, their ability to market to and support key differences in physician practice patterns, their ability to assist us in obtaining sufficient MD-3000 System reimbursement, and their ability to satisfy government regulations pertaining to use of medical devices that exist within their territory. We anticipate that these distributors will be firms that distribute complementary cardiovascular or general medical products and that have the ability to designate specialist support for marketing the MD-3000 System. We currently have executed distribution agreements covering Japan, Norway, Sweden, Denmark, Italy and Taiwan.

PRODUCTION

         The design, development and integration of all of the components necessary to fabricate and manufacture our Product was undertaken on our behalf by a contract design engineering firm. We have completed a production run for fiscal year 2000 CR-2000 Research System sales. According to testing performed at TUV Product Services, Inc., the CR-2000 Research System has been found to be in full compliance with the electromagnetic compatibility immunity and emissions requirements and the requirements for displaying the CE Mark. The CVProfilor(TM) DO-2020 System was also evaluated by Underwriters Laboratories, Inc., and is UL listed with a license to display the UL label.

         On November 30, 1999, we announced that our Quality Assurance System was registered to ISO-9002, EN-46002 and ISO-13488 by TUV Product Services, Inc. Our CR-2000 Research CardioVascular Profiling System now displays the `CE0123' mark, indicating that the CR-2000 Research System is certified for sale throughout the European Union and that the product complies with applicable safety standards. We are currently pursuing foreign registrations and approvals that will allow marketing of a similar product to physicians, the CVProfilor(TM) MD-3000 System, in foreign markets.

         We have now brought in-house assembly, testing, packaging and shipping operations for our Product. Improved Product and service quality and manufacturing cost reductions have been incorporated into our operating plans.

         In the interest of flexibility and efficiency, we are conducting final Product assembly, testing and packaging at our facility in Eagan, Minnesota, in compliance in all material respects with the FDA's Quality System Regulations ("QSR").

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


        An integral component of our Product is the Sensor. While Sensors utilized in our Product have performed reliably, we are uncertain as to whether Sensors will be available on a commercial basis, and if available, whether an adequate supply of Sensors meeting our standards of reliability, accuracy and performance will be available. We currently obtain the Sensor from a single vendor and have a manufacturing services agreement with this vendor. Disruption or termination of this relationship would have a material adverse effect on our business and results of operations.

COMPETITION

        Competition in the medical device industry is intense and many of our competitors have substantially greater financial, manufacturing, marketing, distribution and technical resources than we do. We compete directly with manufacturers of sphygmomanometers, as well as drug, medical instrument and health care companies. In addition, we are aware of other companies that are developing products that measure arterial elasticity. A technology called the "Complior" has been developed in France and has been reported in the general medical literature to measure "arterial stiffness" (versus elasticity). Research in a number of centers continues, supported by the "Complior," although the status of commercial sales are unknown at this time. The "Complior" device is based on "pulse wave velocity" (while our Product provides analysis of pulse waveforms).

        To the best of our knowledge, no products which measure both large and small artery elasticity have yet obtained either CE Mark or FDA clearances to market, and no other products being developed or being marketed appear capable of providing both large artery and small artery elasticity values. We are aware of six other firms that are developing products that attempt to measure vascular elasticity and which may be viewed as competitive alternatives. The six firms are International Medical Device Partners (Las Vegas, Nevada), ASULAB Research Labs of the SMH Group (Neuchatel, Switzerland), Pulse Metric, Inc. (San Diego, California), PWV Medical Ltd. (Sydney, Australia), Specaway Pty Ltd. (St. Pauls New South Wales, Sydney, Australia) and Novacor (Paris, France). One such firm has received FDA clearance to market a device which claims to evaluate a patient's general cardiovascular condition.

GOVERNMENT REGULATION

        Medical devices including our CVProfilor(TM) DO-2020 System are subject to strict regulation by state and federal authorities, including the FDA and comparable authorities in certain states. Under the 1976 amendments to the Federal Food, Drug and Cosmetic Act (the "FDCA") and the regulations promulgated thereunder, manufacturers of medical devices are required to comply with very specific rules and regulations concerning the testing, manufacturing, packaging, labeling and marketing of medical devices. Failure to comply with the FDCA and any applicable regulatory requirements could result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.

        Before a new medical device may be introduced into the United States market, the manufacturer generally must obtain prior authorization from the FDA. This authorization is based on a review by the FDA of the medical device's safety and effectiveness for its intended uses. Medical devices may be authorized by the FDA for marketing in the United States either pursuant to a 510(k) Pre-Market Notification ("510(k)") submission or a Premarket Approval ("PMA") submission. The process of obtaining clearances or approvals from the FDA and other applicable regulatory authorities can be expensive, uncertain and time consuming, frequently requiring several years from the commencement of clinical trials or submission of data to regulatory acceptance.

        A PMA submission consists of information provided to the FDA sufficient to establish independently that a device is safe and effective for its intended use. By statute, the FDA is required to respond to a PMA submission within 180 days from the date of its submission; however, the approval process usually takes substantially longer, often as long as several years. On the other hand, a 510(k) submission requires an applicant to show that a medical device is "substantially equivalent" in terms of safety and effectiveness to a predicate product marketed prior to 1976 or to a medical device already cleared by the FDA for marketing in the United States. In practice, clearance of products often takes substantially longer than the statutory 510(k) submission review period of 90 days.

        FDA clearances and approvals, if granted, may include significant limitations on the intended uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of cleared or approved medical devices for non-approved or "off-label" uses. In addition, product clearances or approvals may be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

        We are seeking clearance from the FDA to market the CVProfilor(TM) DO-2020 System in the United States and have previously submitted a 510(k) Premarket Notification submission to the FDA. In January 2000, we were notified by the FDA that it would not grant an extension of time to the 510(k) Premarket Notification as we had previously submitted. Instead, the FDA has asked that we submit a new 510(k) which will include additional information as previously agreed upon with the FDA. We forwarded a new 510(k) Premarket Notification submission to the FDA during June 2000. However, we cannot predict how long the FDA will take to review our 510(k) submission, or when the FDA will clear the DO-2020 System for marketing in the United States, if at all.

        Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and diagnostic devices are subject to future change. We cannot predict what material impact, if any, these changes might have on our business. Future changes in regulations or enforcement policies could impose more stringent requirements on us, compliance with which could adversely affect our business. These changes may relax certain requirements, which could prove beneficial to our competitors and thus adversely affect our business. In addition, regulations of the FDA and state and federal and foreign laws and regulations depend heavily on administrative interpretations, and we cannot assure you that future interpretations made by the FDA, or other regulatory authorities, with possible retroactive effect, will not adversely affect us.

        In addition to the regulations directly pertaining to us and our products, many of our potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of our customers could have a material adverse effect on our business, financial condition and results of operations.

        We can give no assurance that we will be able to obtain necessary regulatory clearances or approvals in the United States or internationally on a timely basis, if ever. Delays in the receipt of, or failure to receive, these clearances or approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

REIMBURSEMENT

         We anticipate that most revenue affiliated with physician use of the CVProfilor(TM) DO-2020
                                       30

System will ultimately be derived from insurance coverage and third-party payers. The patient payer marketplace includes commercial insurers, Blue Cross/Blue Shield plans and Health Maintenance Organizations ("HMOs"), with Medicare, other federally funded and "self-pay" plans accounting for a smaller percentage of the payers. Each payer group establishes its own coverage and procedure payment schedule resulting in a range of allowable payments. Physician reimbursement is an important aspect in the DO-2020 System's success. Without adequate levels of reimbursement, physicians may be reluctant to try the DO-2020 System, if at all. There is no assurance that adequate third-party reimbursement for the DO-2020 System will be available.

        The Health Care Financing Administration ("HCFA") a division of the U.S. Department of Health and Human Services ("HHS"), has established three levels of coding for health care products and services:

        - Level I, Current Procedural Terminology ("CPT") codes for physicians' services;
        -      Level II, National Codes for supplies and certain services; and
        -      Level III, local codes.

The coding system applicable to the CVProfilor(TM) DO-2020 System is Level I. Insurers require physicians to report their services with the CPT coding system.

         Following FDA clearance for the CVProfilor(TM) DO-2020 System, we will interact with the American Medical Association ("AMA") to determine whether the DO-2020 System falls within any existing CPT codes or whether it requires a new code application or code revision. In the event the AMA determines that none of the existing CPT codes are appropriate for the DO-2020 System, we believe that it may take two or more years to obtain a DO-2020 System technology-specific CPT code. During this time, physicians may be required to use a "miscellaneous code" for patient billing purposes, although the level of reimbursement they receive, if any, will depend on each individual payer's assessment of the procedure. Physicians may also require payment directly from patients for the procedure in various markets until we gain widespread reimbursement, if ever.

PATENTS AND PROPRIETARY TECHNOLOGY

         Our success depends, in part, on our ability to maintain patent protection for our Product and processes, preserve our trade secrets and operate without infringing the property rights of third parties. We are the exclusive assignee for three issued United States patents and have obtained an exclusive license to rights under five United States patents issued to the Regents of the University of Minnesota. These eight patents relate to our blood pressure waveform analysis procedures, our cardiovascular profiling technology, the non-invasive determination of cardiac output, and the overall technology and operation of our Product. The license from the University of Minnesota expires with the term of their patents (currently expected to be during 2016). One or more patent applications relating to these United States issued patents are currently pending in Japan, Germany, France and the United Kingdom. We have three patent applications that have been submitted regarding other aspects and components of our Product. We can give no assurance that our current patents and licenses will provide a competitive advantage, that the pending applications will result in patents being issued, or that our competitors will not design around any patents or licenses issued to us.

         Besides seeking additional patents, we intend to rely to the fullest extent possible on trade secrets, proprietary "know-how", and our ongoing endeavors involving product improvement and enhancement. We can give no assurance that nondisclosure agreements and invention assignment agreements will protect our proprietary information and know-how or provide adequate remedies in the event of unauthorized use or disclosure of that information, or that others will not be able to independently develop that information.

UNIVERSITY OF MINNESOTA RESEARCH AND LICENSE AGREEMENT

     On September 23, 1988, we entered into a Research and License Agreement (the "University License Agreement") with the University of Minnesota (the "University"), pursuant to which the University granted to us an exclusive, worldwide license under the patents that relate to our Product for diagnostic, therapeutic, monitoring and related uses. The University License Agreement expires with the last to expire of the patents related to the licensed technology (currently expected to be during 2016). We also have the right to grant sub-licenses under the University's patents.

     In consideration of the University License Agreement, we conducted expanded clinical trials of arterial compliance technology and are continuing to use our best efforts to develop commercial medical devices. We must pay a royalty on revenue from commercialization of our Product (or future products, which incorporate the licensed arterial compliance technology), in the amount of 3% of gross revenue (less certain reductions, such as returned goods).

EMPLOYEES AND CONSULTANTS

     We currently employ 12 full-time employees. We anticipate hiring approximately 8 additional employees during the next 12 months in the areas of marketing and sales, plant operations and assembly tasks, computer software and database development, and for clinical and customer support needs including accounting and administrative staff. We believe that our employee relations are good.

     In addition to vendors under contract to us for specific product-related tasks, we have consultant relationships with several experts including:

       -   Several experts in regulatory affairs and FDA matters;

       -   Jay N. Cohn, M.D. as our Chief Clinical Consultant;

       -   Stanley M. Finkelstein, Ph.D. as our Chief Technical Consultant;

       - a consulting firm for computer software engineering design and programming;

       - a consulting firm for medical electronic manufacturing and production engineering tasks;

       -   consulting firms for third-party reimbursement; and

       -   several experts in sales and marketing.

We may retain additional consultants as necessary to accommodate our need for experts in selected areas of product-related activities.

                                 USE OF PROCEEDS

         The shares of our common stock offered with this prospectus will be offered solely by the Selling Shareholders, who will receive all of the proceeds from the sale of the Shares. We will not receive any of the proceeds from the sale of the Shares.

                              SELLING SHAREHOLDERS

         We have agreed with the Selling Shareholders to register the following
Shares: (i) Shares issuable to the Selling Shareholders upon exercise of outstanding non-qualified stock options that we granted to our officers, directors and consultants; (ii) Shares issued to or issuable to the Selling Shareholders upon exercise of warrants issued to our agents in connection with private placements in 1995-1996 and 1997 - 1998; and (iii) Shares issuable on exercise of the Underwriter's warrant and the Class A Redeemable Warrants underlying the Underwriter's warrant. Our registration of the Shares does not necessarily mean that the Selling Shareholders will sell all or any of the Shares.

         The shares of common stock being offered by the Selling Shareholders were issued to them in connection with various transactions, including private placements of common stock and warrants, awards of option grants and our initial public offering of units, common stock and Class A Redeemable Warrants. The Selling Shareholders include the following persons who have acquired our securities:

     - Eight individuals who acquired rights to purchase a total of 386,018 shares of our common stock, at an exercise price of $1.70 per share, pursuant to non-qualified stock option agreements dated October 30, 1995. The shares issuable upon exercise of these stock options are covered by this prospectus as a result of registration rights granted to the option holders;

     - Four individuals who are directors of our company and who acquired rights to purchase a total of 649,257 shares of our common stock pursuant to non-qualified stock option agreements dated October 30, 1995, at an exercise price of $1.70 per share, January 1, 1996, at an exercise price of $2.00 per share, and July 1, 1997, at an exercise price of $2.00 per share. The shares of common stock underlying these options, which are currently held in escrow pursuant to Minnesota state securities laws and regulations until July 23, 2001 and may not be sold until that time absent approval of the State of Minnesota, are covered by this prospectus as a result of registration rights granted to the directors in connection with issuance of the options;

     - Three individuals who acquired rights to purchase a total of 132,900 shares of our common stock at a purchase price of $2.00 per share, pursuant to common stock purchase warrants originally issued to a placement agent as compensation for its placement services performed in connection with a private placement we effected in May 1996. One person has exercised a portion of those warrants and acquired 64,462 shares. The shares issued and issuable upon exercise of the warrants are covered by this prospectus as a result of registration rights granted to the warrant holders;

     - Nineteen individuals who acquired rights to purchase a total of 50,000 shares of our common stock for a purchase price of $4.95 per share, pursuant to common stock purchase warrants originally issued to a placement agent as compensation for its placement services performed in connection with a private placement we effected in March 1998. The shares issuable upon exercise of these warrants are covered by this prospectus as a result of registration rights granted to the warrant holders; and

      - Twenty-four individuals who acquired rights to purchase a total of 175,000 units, each consisting of one share of common stock and one Class A Redeemable Warrant for the purchase of common stock, at a purchase price of $4.95 per unit, pursuant to a warrant originally issued to an underwriter as compensation for underwriting services in connection with our initial public offering effected in July 1998. The Class A Redeemable Warrant component of the units is exercisable at a purchase price of $5.50 per share. The shares issuable upon exercise of the warrant are covered by this prospectus as a result of registration rights granted to the warrant holders.



                                            Beneficial Ownership of                              Beneficial Ownership of
                                          Shares Before the Offering                            Shares After the Offering
                                       -------------------------------                          -------------------------
Name and Relationship                             Warrant       Option         Number of
to the Company, if any                 Shares      Shares       Shares      Shares Offered      Number (1)       %    (1)
----------------------                 ------      ------       ------      --------------      ----------       --------

Melville R. Bois (2), Director         25,000          --        59,000          50,000          34,000               *
Stanley M. Finkelstein, Ph.D. (3)      54,383          --       257,688         257,688          54,383            1.0%
Kenneth W. Brimmer (2),                41,000       6,000        43,000          25,000          65,000            1.2%
 Chairman of the Board
Charles F. Chesney, D.V.M., Ph.D.,     53,000          --       327,474         222,046         158,428            2.9%
  (2), Executive Vice
  President, Chief Technology
  Officer, Secretary and Director
Ernest Andberg (6)                      1,500       1,500            --           3,000               0               *
Duane F. Anderson (6)                      79          79            --             158               0               *
Vicki Lynn Anderson (5),(6)               630       1,620            --           2,250               0               *
Constance Berman (4),(5),(6)           79,982      16,361            --          89,343           7,000               *
James Bjornlie (6)                        259         259            --             518               0               *
Miles Braufman (5),(6)                  4,260       5,168            --           9,428               0               *
Joseph Buska (6)                        7,822       7,822            --          15,644               0               *
Mark D. Bystrom (6)                       700         700            --           1,400               0               *
Amy Chesney Dvorak (3)                  1,000          --        20,000          20,000           1,000               *
Jason A. Chesney (3)                    1,000          --        20,000          20,000           1,000               *
Cynthia Cohn (3)                        4,706          --        19,312          19,312           4,706               *
Jay N. Cohn, M.D. (2)                  74,174          --       460,211         352,211         182,174            3.2%
Joshua Cohn (3)                        15,000          --         9,018           9,018          15,000               *
William Crolley (5)                        --       1,000            --           1,000               0               *
Cynthia Cornetet (5)                       --         500            --             500               0               *
David F. Dalvey (5),(6)                 5,043       6,053            --          11,096               0               *
John E. Feltl (5),(6)                 113,526     118,846            --         222,372          10,000               *
Alan Finkelstein (3)                       --          --        20,000          20,000               0               *
Jon Finkelstein (3)                        --          --        20,000          20,000               0               *
Victor Greenstein (6)                     240         240            --             480               0               *
Dennis Hanish (5),(6)                      51          71            --             122               0               *
Thomas E. Jamison (5),(6)               5,043       6,043            --          11,086               0               *
David A. Lantz (5),(6)                  5,043       6,043            --          11,086               0               *
Bruce LeDuc (6)                            72          72            --             144               0               *
William Milkes (5)                         --       1,250            --           1,250               0               *
Wayne Mills (6),(7)                   235,000     150,000            --          23,464         361,536            6.8%
Richard Morrill (4),(5)                    --       8,975            --           8,975               0               *
Dennis E. Nielsen (6)                     700         700            --           1,400               0               *
Jack E. Nielsen (6)                       700         700            --           1,400               0               *


                                            Beneficial Ownership of                              Beneficial Ownership of
                                          Shares Before the Offering                            Shares After the Offering
                                       -------------------------------                          --------------------------
Name and Relationship                             Warrant       Option         Number of
to the Company, if any                 Shares      Shares       Shares      Shares Offered      Number (1)       %    (1)
----------------------                 ------      ------       ------      --------------      ---------        --------
Paula Olson (5)                           --         250             --             250                0                *
Holly B. Ouellette (3)                 1,000          --         20,000          20,000            1,000                *
Brent R. Peacock (6)                     700         700             --           1,400                0                *
Douglas Pritchard (6)                    368         368             --             736                0                *
John Ryden (5),(6)                        51          71             --             122                0                *
Todd L. Schachtman (5)                    --         750             --             750                0                *
Patrick Sidders (5),(6)                1,741       2,741             --            4482                0                *
Barbara Steinkamp (5),(8)              1,667         100             --             100            1,667                *
Donald Steinkamp(5),(8)                1,667         200             --             200            1,667                *
Jan David Wald (6)                       700         700             --           1,400                0                *
Bernard T. Weber (4),(5),(6)          62,620     111,424             --         107,344           66,700               1.3%
------------------
*less than 1%


(1)   Assumes the sale of all of the Shares offered by this prospectus.

(2) These individuals are directors who were granted non-qualified options to purchase common stock pursuant to non-qualified stock option agreements dated: October 30, 1995, at an exercise price of $1.70 per share; January 1, 1996, at an exercise price of $2.00 per share; and July 1, 1997, at an exercise price of $2.00 per share. The shares of common stock underlying these options are currently held in escrow until July 23, 2001.

(3) These individuals were granted non-qualified options to purchase common stock at an exercise price of $1.70 per share pursuant to non-qualified stock option agreements granted October 30, 1995.

(4) These individuals were issued common stock purchase warrants for purchase of up to 132,900 shares of our common stock, at an exercise price of $2.00 per share, as a result of agent's warrants originally issued in a private placement we effected in May 1996. One person has exercised a portion of those warrants and acquired 64,462 shares of common stock.

(5) These individuals were issued common stock purchase warrants for purchase of up to 50,000 shares of common stock, at an exercise price of $4.95 per share, as a result of agent's warrants originally issued to R. J. Steichen & Co. in connection with a private placement we effected in March 1998.

(6) These individuals were issued a warrant to purchase units, each unit for the purchase of one share of common stock and one Class A Redeemable Warrant for purchase of common stock, at a purchase price of $4.95 per unit, as a result of a warrant originally issued to R. J. Steichen & Co. as compensation for underwriting services in connection with our initial public offering effected in July 1998. The warrant component of the units is exercisable at a purchase price of $5.50 per share.

(7) Mr. Mills reported his beneficial ownership on a Schedule 13G filed with the Securities and Exchange Commission on July 10, 2000. The filing indicates Mr. Mills has sole voting power for 385,000 shares and sole dispositive power for 385,000 shares. According to the Schedule 13G, Mr. Mills has no shared voting power and no shared dispositive power.

(8)   Reflects beneficial joint ownership of 1,667 shares.

                              PLAN OF DISTRIBUTION

         We have not engaged an underwriter in connection with this offering and we will receive no proceeds from the sale of any common stock being issued. The shares of common stock are being offered by the Selling Shareholders on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. By separate filing of a second registration statement, the shares of common stock are also being offered to our holders of outstanding warrants in connection with the exercise of their rights to purchase shares under the warrants. We have agreed to pay all expenses incurred in connection with the registration of the shares offered by the Selling Shareholders except that the Selling Shareholders are exclusively liable to pay all commissions, discounts and other payments to broker-dealers incurred in connection with their sale of common stock.

         The common stock held by the Selling Shareholders may be sold or distributed from time to time by the Selling Shareholders, or by pledgees, donees or transferees of, or other successors in interest to the Selling Shareholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

         The shares may be sold by one or more of the following:

- ordinary brokerage transactions and transactions in which the broker solicits purchasers;

- purchases by a broker or dealer as principal and resale by that broker or dealer for its account pursuant to this prospectus;

- transactions involving cross or block trades or otherwise on The Nasdaq SmallCap Market;

- "at the market" to or through market makers or into an existing market for the shares;

- in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

- through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

-              any combination of the foregoing.


         In addition, the Selling Shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of the common stock in the course of hedging the positions they assume with the Selling Shareholders. The Selling Shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the broker-dealers to deliver common stock, which may be resold thereafter pursuant to this prospectus. The Selling Shareholders or their successors in interest may also pledge the common stock in connection with hedging transactions or other transactions.

         As of the date of this prospectus, the Selling Shareholders have made no arrangement with any broker for the sale of the shares. Underwriters, brokers or dealers may participate in sale transactions as agents and may receive brokerage commissions in that capacity from the Selling Shareholders or purchasers of the shares (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). These underwriters, brokers or dealers may also purchase shares and resell these shares for their own account as described above. The Selling Shareholders and the underwriters, brokers or dealers may be considered underwriters as that term is defined by the Securities

Act of 1933. However, the Selling Shareholders disclaim any status as underwriters. Any commissions, discounts or profits received by underwriters, brokers or dealers in the foregoing transactions described above may be considered underwriting discounts and commissions under the Securities Act of 1933.


                           RELATED PARTY TRANSACTIONS

        On October 30, 1995, we entered into a four-year consulting agreement with Jay N. Cohn, M.D., a member of the board of directors. Dr. Cohn is also one of the founders of our company and serves as our Chief Clinical Consultant and Chairman of our Scientific and Clinical Advisory Board. The agreement is cancellable for any reason by either us or Dr. Cohn upon 60 days prior notice. Under the terms of the agreement, we agreed to grant Dr. Cohn non-qualified stock options to purchase 449,265 shares, which are exercisable for a period of ten years at an exercise price of $1.70 per share, to serve as clinical liaison and spokesman for our arterial compliance technology and to use his best efforts to forward the research, clinical penetration and marketing of our Product. All of the shares underlying these options have been fully vested. Dr. Cohn is entitled to certain registration rights with respect to the shares underlying these options.

        Effective August 31, 1998, we amended Dr. Cohn's consulting agreement. Under the amended consulting agreement, Dr. Cohn will perform marketing, sales and public relations activities. As consideration for such additional services, we agreed to grant to Dr. Cohn an option to purchase 100,000 shares of common stock under our 1998 Stock Option Plan, with an exercise price equal to $3.656 per share (which was the fair market value of our common stock on the date of grant). The option vests in three equal annual installments commencing on the date of grant. The consulting agreement has been extended through August 2001.

        Our management believes that the terms of these transactions are no less favorable to us than would have been obtained from a nonaffiliated third party for similar services. Any future transactions between us and any of our officers, directors or affiliates will be on terms no less favorable to us than could be obtained from unaffiliated third parties. All future material transactions with officers, directors or affiliates must first be approved by a majority of the independent outside members of our board of directors who do not have an interest in the transactions.

                                SUBSEQUENT EVENTS

        Except as may be reflected in this prospectus, there have been no material changes in our affairs since the filing of the reports that have been incorporated herein by reference.

                                 LEGAL OPINIONS

        Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota will give its opinion about the validity of the issuance of the common stock offered under this prospectus.

                                     EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements included in our annual report on Form 10-KSB for the year ended June 30, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Our articles of incorporation, as amended, eliminate or limit certain liabilities of our directors, officers, employees and agents in certain instances. Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been informed that, in the opinion of the Securities and Exchange Commission, the exculpation or indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, THAT INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION WHERE THE OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.




                                1,568,175 SHARES
                                OF COMMON STOCK








                                  HYPERTENSION
                               DIAGNOSTICS, INC.










                                   PROSPECTUS







                                August 28, 2000